

May 6, 2015

Via Email
Darren Parmenter
Principal Financial Officer
Hilltop Holdings, Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

     Re: **Hilltop Holdings, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 26, 2015
            File No. 001-31987

Dear Mr. Parmenter:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
Note 6. Covered Assets and Indemnification Asset, F-41

1. We note you increased the accretable yield by $105.5 million during 2014 for transfers from the nonaccretable yield account. Please tell us, and revise future filings, to discuss material changes in the roll forward of the accretable yield in MD&A and the notes to the financial statements. Please specifically discuss the quarterly recast process, the factors that led to the transfer during the year ended December 31, 2014, and the impact on net interest income as a result of the reclassification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant